SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

VOTORANTIM PULP and PAPER INC.
(Translation of registrant's name into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

VOTORANTIM CELULOSE E PAPEL S.A.
Corporate Taxpayer’s ID (CNPJ): 60.643.228/0001 -21

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.
Corporate Taxpayer’s ID (CNPJ): 16.404.287/0001 -55

NOTICE OF MATERIAL FACT

In compliance with the provisions set forth in paragraph 4 of the Article 157 of the Law 6,404/76 and Instruction 358/02 issued by CVM (Securities and Exchange Commission of Brazil), Votorantim Celulose e Papel S.A. ("VCP") and Suzano Bahia Sul Papel e Celulose S.A. ("Suzano") announce to its shareholders and to the market the following:

In conformity with Material Fact published on November 10, 2004, an agreement for the acquisition by Suzano and VCP (jointly the “partners”) of all Ripasa’s common and preferred shares, directly and indirectly held by its controlling shareholders, was entered into. The shares were equally acquired by the partners, who thereafter began to share Ripasa’s control.

Suzano and VCP are currently adopting the necessary measures for turning Ripasa into an operating consortium, which must have as basic principle the competition preservation between VCP and Suzano, in order to ensure that they remain as independent economic agents, without any information exchange, integration of operations or interests between both groups. Until the change into a production unit takes place, Ripasa shall continue to operate independently.

Under the terms of the Law, the operation was presented, for approval, to the Brazilian System for Competition Defense (“SBDC”). In complex operations, that involve risks to be approved, it is normal that SBDC adopts preventive measures, with a view at avoiding that irreversible measures are taken, hindering a possible obligation to undo the transaction. In this case, however, VCP and Suzano declared, and SBDC accepted, the claim that the suspension of the transaction at this moment would eliminate one of the main reasons for its achievement, namely, to enjoy this year’s market conditions. The non-suspension of the transaction, however, does not mean any form of approval, by SBDC, of the transaction’s merit. Thus, until SBDC announces a final decision on the transaction’s feasibility, its consummation is uncertain, and there are risks that the expectations announced are not met or may substantially differ from those initially expected.

São Paulo, September 21, 2005

Votorantim Celulose e Papel S.A
Valdir Roque
Investor Relations Officer

Suzano Bahia Sul Papel e Celulose S.A
Bernardo Szpigel
Investor Relations Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2005

VOTORANTIM PULP and PAPER INC. (Registrant)

By:	/s/ Valdir Roque

	Name:	Valdir Roque
	Title:	Chief Financial Officer